InBev

RECEIVED

2005 JUL 11 P 3:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio



Leuven, June 13, 2005

Dear Madam,

Subject: ~~Interbrew~~ InBev S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

PROCESSED

7/12

Benoît Loore
Assistant Corporate Secretary

Enclosure: press release

N.V. InBev S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

Press Release

InBev appoints Brent Willis as Zone President Asia Pacific.
Patrice Thys to leave the company.

Brussels, June 13, 2005

Brent Willis is appointed Zone President Asia Pacific, effective September 1st, 2005.

Patrice Thys has decided not to continue as Asia Pacific Zone President and will step down as of August 31st.

The new Chief Commercial Officer, replacing Brent, will be announced in the coming weeks.

Brent joined InBev as Chief Marketing and Sales Officer in 2002, having held senior management roles in various international locations with Coca-Cola and Kraft. He is familiar with the Asia Pacific market, having introduced the Kraft brand to China in his role as Marketing and Business Development Manager, based in Hong Kong, from 1991 to 1994. Appointed Chief Commercial Officer for InBev in September 2003, he has led the design of the company's commercial strategy, highlighted most recently by the global launch of Brahma®.

Patrice joined Interbrew as General Counsel in 1989. He has led many of the company's most strategic acquisitions, including its first major one in Central Europe (Hungary and Croatia) and in North America (Labatt Breweries). Appointed Director Asia in 1996, he started the development of Interbrew in Asia, (China and South Korea). In 1999 and 2000, he was the Chief coordinator of Interbrew's IPO. He was appointed President, China operations and Chief Legal and Communication Officer in 2002 and finally, Zone President, Asia Pacific in 2003.

"Brent brings to this role a strong combination of senior commercial and general management experience in a variety of international markets, including Asia-Pacific," says John Brock, InBev's CEO. *"As we look back to Patrice's leadership in an extremely important marketplace for InBev, and to his various top legal and operating positions in the company, we all thank him for his significant contribution in the last 16 years.*

Please click here to view Brent's picture and career summary.

About InBev
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, BRAHMA®, Beck's®, Skol®—the third-largest selling beer brand in the world—Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2004, InBev realized a net turnover of 8.57 billion euro (including four months of AmBev). For further information visit www.inbev.com.